Variable Annuity and Variable Life
Annual Report for Underlying Funds

AIM V.I. Financial Services Fund
AIM V.I. Global Health Care Fund
AIM V.I. Technology Fund
American Century VP Income & Growth Fund
American Century VP International Fund
American Century VP Value Fund
American Funds Insurance Series®
DWS Small Cap Index VIP
Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Growth Portfolio
Fidelity® VIP High Income Portfolio
Fidelity® VIP Index 500 Portfolio
Fidelity® VIP Money Market Portfolio
Fidelity® VIP Overseas Portfolio
Franklin Small Cap Value Securities Fund
Goldman Sachs VIT Capital Growth Fund
Goldman Sachs VIT Growth and Income Fund
Goldman Sachs VIT Mid Cap Value Fund
Goldman Sachs VIT Strategic International Equity Fund
Goldman Sachs VIT Structured U.S Equity Fund
ING Clarion Global Real Estate Portfolio
JanusAspenBalanced Portfolio
JanusAspenForty Portfolio
JanusAspenWorldwide Portfolio
MFS® Growth Series
MFS® Investors Trust Series
MFS® New Discovery Series
MFS® Research Series

MML Series Investment Fund (report contains six funds)
MML Series Investment Fund (report contains 13 funds)
MML Series Investment Fund (report contains eight funds)
MML Series Investment Fund II: (report contains five funds)
MML Series Investment Fund II: MML Blend, MML Equity,
MML Managed Bond and MML Money Market Funds
Oppenheimer Balanced Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Core Bond Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer International Growth Fund/VA
Oppenheimer Main StreetFund®/VA
Oppenheimer Main StreetSmall Cap Fund®/VA
Oppenheimer MidCap Fund/VA
Oppenheimer Money Fund/VA
Oppenheimer Strategic Bond Fund/VA
Panorama Growth Portfolio
Panorama Total Return Portfolio
PIMCO CommodityRealReturn® Strategy Portfolio
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price NewAmericaGrowth Portfolio
Templeton Foreign Securities Fund

For the Year Ended December 31, 2009



We'll help you get there.



February 26, 2010

To Our Valued Policy and Contract Owners:

Enclosed is one or more annual report(s) for the year ended December 31, 2009, for certain underlying funds offered in your variable annuity contract or variable life insurance policy. You will receive an annual report for each fund in which you were invested on December 31, 2009.

You may receive these annual reports in two separate mailings. Each mailing will contain different fund reports. For fund reports that include multiple share classes, refer to your product prospectus to identify the share class in which you have invested.

The MassMutual Financial Group companies value the opportunity to assist you in the pursuit of your financial goals. For more information about which funds are available under your variable annuity contract or variable life insurance policy, please check your prospectus, or contact your financial professional. You may also contact the MassMutual Customer Service Center by calling (800) 272-2216*, Monday through Friday, between 8 a.m. and 8 p.m. eastern time, or by visiting www.massmutual.com on the Internet.

*For Executive Group Life^{SM} (Strategic Group Variable Universal Life$^®$) insurance policies, call (800) 548-0073.

*Variable annuity contracts and variable life insurance policies
issued by Massachusetts Mutual Life Insurance Company (MassMutual) and its subsidiaries,
C.M. Life Insurance Company and MML Bay State Life Insurance Company.*

*MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance
Company (MassMutual) and its affiliated companies and sales representatives.*

Massachusetts Mutual Life Insurance Company and affiliates
1295 State Street, Springfield, MA 01111-0001

Principal Underwriters:
MML Investors Services, Inc.
MML Distributors, LLC

Subsidiaries of
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111-0001

